January 17, 2011
Via Edgar and Facsimile
Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	eLong, Inc.
Form 20-F for the year ended December 31, 2009
Filed May 11, 2010
File No. 000-50984
Dear Ms. Cvrkel:
We are writing to respond to the letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated January 3, 2011 (the “Second Comment Letter”), which contains one additional comment from the Staff relating to (i) the annual report filed by eLong, Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”); (ii) the Staff’s letter to the Company dated November 29, 2010 (the “Comment Letter”); and our letter to the Staff dated December 20, 2010 (the “Response Letter”).
Our response has been prepared to reflect information as of the date of this letter. Where noted, in accordance with the Staff’s suggestion, we are proposing to make certain changes in or additions to our future filings. As the disclosure we intend to include in future filings will need to be drafted in light of future facts and circumstances, we have not included drafts of such disclosure in this letter.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 20-F; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2009 20-F; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
For the convenience of the Staff, the response set forth below corresponds to the format of the Second Comment Letter.

Annual Report on Form 20-F for the year ended December 31, 2009
Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-7
(16) Related Party Transactions, page F-32
1.	We note your reconciliation includes “other” receivable balances from Expedia representing 49% of the related party receivable balance. It is unclear from your current disclosures in the financial statements and from your response the nature of the related party transactions from which such balances arise. In this regard, please advise and revise future filings to disclose the nature of such amounts.
Response:
The “Other receivable balances with Expedia” relates to revenue collected by Expedia (or Expedia affiliates) on our behalf pursuant to related-party agreements, including a private label technology use agreement and an online advertising cooperation agreement. The private label technology use agreement is discussed in our annual reports on Form 20-F for the years ending December 31, 2006 (page 72) and December 31, 2007 (page 62). The online advertising procurement agreement is discussed in our annual report on Form 20-F for the year ending December 31, 2008 (page 69). In addition, there is a small balance relating to air revenue.
The table below provides a breakdown of the “Other receivable balances with Expedia” as of December 31, 2008 and December 31, 2009.
Other receivable balances with Expedia:

	December 31,
	2008	2009
Revenue collected on behalf of eLong under the private label technology use agreement (1)	68,174	31,400
Online advertising revenue collected on behalf of eLong under the advertising procurement agreement (2)	—	125,343
Air ticketing revenue collected on behalf of eLong (3)	7,499	—

Other receivable balances with Expedia (per the Response Letter)	RMB 75,673	RMB 156,743

Note 1: We recorded revenue of RMB 110,383, RMB 237,105 and RMB 242,338 in 2007, 2008 and 2009, of which RMB 188,102 was settled in 2008 and RMB 279,112 was settled in 2009.

Note 2: We recorded revenue of RMB 398,779, of which RMB 273,436 was settled in 2009.

Note 3: We recorded revenue of RMB 7,499 in 2008, and this amount was settled in 2009.
We also wish to advise the Staff that our future annual reports on Form 20-F will include disclosure regarding the nature of our Other receivable balances with Expedia.

* * *
We hope that this letter appropriately addresses the Staff’s comment. Please feel free to contact me in Beijing by phone (011-86-13511068719), fax (011-86-64366019) or email (sami.farhad@corp.elong.com) should the Staff require any additional information.

Sincerely,
/s/ Sami Farhad
Sami Farhad
General Counsel

cc:	Guangfu Cui
Mike Doyle
(eLong, Inc.)

Ernest C. Lee
(Ernst & Young Hua Ming)

Francis Duan
(KPMG)

James C. Lin
(Davis Polk & Wardwell)